Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

August 24, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Recon Capital Series Trust
File Nos. 333-183155 and 811-22732

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933, we are filing Post-Effective Amendment No. 14 under the Securities Act of 1933 and Amendment No. 16 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Recon Capital Series Trust. We are making this filing for the purpose of registering the BullMark LatAm Select Leaders ETF.

Please direct any comments or questions to the undersigned at (202) 737-8833.

Sincerely,

/s/	Bibb L. Strench
Bibb L. Strench

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